UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUED PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2004

Commission File Number 000-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

12 Abba Hillel Silver Street
Lod 71111
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, include below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Attached hereto and incorporated by reference herein is a press release of the registrant, dated August 3, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Date: August 3,2004	NUR MACROPRINTERS LTD. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS RETURNS TO PROFITABILITY AFTER THREE YEARS

Second Quarter 2004 Revenues of $20.5 Million, Increase of 56% Year-over-Year and 11% from Prior Quarter.

Represents Fourth Consecutive Quarter of Financial and Operational Improvements

LOD, Israel, August 3rd, 2004 – NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems, today reported that for the first time in three years, it has achieved a net profit. This is the fourth consecutive quarter of financial and operational improvements. The Company reported today its un-audited financial results for the second quarter ended June 30, 2004.

Revenues for the second quarter of 2004 were $20.5 million, a 56% increase compared to $13.1 million reported in the second quarter of 2003 and an 11% increase compared to $18.5 million reported in the prior quarter. The increase is mostly attributed to increased Tempo and Fresco II sales in the USA and the Far East.

Operating income in the second quarter of 2004 was $1.2 million and net profit was $233,000 or $0.01 per diluted share. Operating loss and net loss for the second quarter of 2003 (on a non-GAAP basis, which excludes one-time expenses, restructuring expenses and the write-off of doubtful debt) was ($1.1) million and ($1.7) million or ($0.10) per basic share, respectively. Operating profit for the first quarter of 2004 was $309,000 and the net loss was ($1.0) million or ($0.05) per basic share. We have provided this non-GAAP measure regarding the second quarter of 2003 to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding certain nonrecurring expenses and write-off amounts that were included in the second quarter of 2003 results. Figures on a GAAP basis for the second quarter of 2003 are available in the tables below.

Revenues for the six months ended June 30, 2004 were $39.0 million, a 29% increase compared with $30.2 million reported for the same period in the prior year. Operating income for the first six months of 2004 was $1.5 million and net loss was ($743,000) or ($0.03) per basic share, compared to results on a non-GAAP basis of an operating loss of ($2.2) million and a net loss of ($3.1) million or ($0.18) per basic share for the same period in the prior year.

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For the full year of 2004, the Company continues to expect to record revenues of $80 to $82 million and a net profit of $2.0 to $2.5 million, or $0.07 to $0.10 cents per share.

The Company also reported that based on its current Equity of $2,506,000, it believes that it is currently in compliance with the listing requirements of The Nasdaq SmallCap Market, Marketplace Rule 4310(c)(2).

Dan Purjes, Chairman of the Board, commented, “It has been a long hard road, but NUR Macroprinters has returned to profitability and growth. The management team led by David Amir has put NUR on a firm footing from which it can successfully grow the business. The Board of Directors commends all the employees of NUR Macroprinters for achieving this significant turnaround”

David Seligman, Chief Financial Officer of NUR Macroprinters, commented, “Returning to a positive net income on a GAAP basis, after several quarters of operating profitability and improvements in our financial performance, is very significant for us. It makes us more confident that we are on track to achieving our goals for 2004 and beyond, which are increasing revenue and profitability while investing for the future.”

David Amir, President and CEO, added, “We are seeing positive traction for all our new products, and we expect these products to fuel the future growth of our business. The development of our Expedio super-wide UV inkjet press is on schedule and progressing according to plan. We intend to start beta-tests very soon and based on what have been seeing in the market, we believe the interest in the product is significant. Looking forward, we believe the combination of our R&D efforts, to increase our addressable markets by updating and developing new products with our extensive marketing efforts and field activities, will bear fruit and increase value in for our shareholders.”

CONFERENCE CALL
The Company will host a conference call to discuss these results on Tuesday, August 3rd at 10:00 am EST (17:00 Israel time). To participate, please call 1-866-860-9642 (U.S. toll free), or +972-3-918-0610 (International). Alternatively, you may listen to the call over the web, by accessing a link from the investor relations section of the Company’s web site at www.nur.com. The online recording of the conference call will be available for three months.

A PowerPoint presentation highlighting key financial metrics will also be available in the Investor Relations section of the Company’s web site through to the date of release of the Company’s Third Quarter 2004 results.

The conference call also will be available for replay for two days starting 12:00pm EST on the day of the call, by calling 1-866-276-1485 (U.S.) or +972-3-925-5900 (International). After this time, you may listen to the recording of the call from the IR section of the Company’s web-site.

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements. These risks include, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman CFO
+ 972 (54) 772-6559
cfo@nur.com

IR Firm:	Ehud Helft / Kenny Green
Gelbart Kahana Investor Relations
+1 866 704-6710
ehud@gk-biz.com / kenny@gk-biz.com

(TABLES TO FOLLOW)

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

	June 30, 2004	December 31, 2003
	Unaudited	Audited

Current Assets :
Cash and cash equivalents	14,712	10,929
Short-term restricted cash	---	144
Accounts receivable - trade	24,291	18,571
Other receivables and prepaid expenses	3,809	5,800
Inventories	18,729	15,947

Total Current Assets	61,541	51,391

Long-term investments
Long-term accounts receivables - trade	720	758
Investment in an affiliate	---	1,048
Restricted long-term bank deposits	44	44
Long-term prepaid expenses	98	84
Severance pay funds	790	810

	1,652	2,744

Property, plant and equipment, net	5,136	6,084

Other assets, net	1,526	736

Deferred income taxes	816	989

Total assets	70,671	61,944

Liabilities and Shareholders' Equity
Current Liabilities :
Short - term bank credit and short-term bank loans	14,719	15,104
Current maturities of long - term loans	2,379	862
Trade payables	12,661	8,724
Other accounts payable and accrued expenses	8,985	7,777
Customer advances	32	54

Total Current Liabilities	38,776	32,521

Long -Term Liabilities :
Long - Term loans, net of current maturities	28,386	29,981
Accrued severance pay	1,003	945

Total Long -Term Liabilities :	29,389	30,926

Shareholders' Equity :
Share capital	6,132	4,261
Additional paid in capital	51,451	46,962
Receipt on account of shares	---	1,534
Accumulated other comprehensive loss	(1,211)	(1,137)
Accumulated Deficit	(53,866)	(53,123)

Total Shareholders' Equity	2,506	(1,503)

Total Liabilities and Shareholders' Equity	70,671	61,944

NUR MACROPRINTERS LTD.

Consolidated Statements Of Operations

U.S. $ in thousands, except per share data

	Three months ended			Six months ended
	30-Jun-04	30-Jun-03		30-Jun-04	30-Jun-03
	GAAP	GAAP	Non GAAP (1)	GAAP	GAAP	Non GAAP (1)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues
Sales of printers and related products	$20,514	$13,112	$13,112	$38,987	$30,196	$30,196
Cost of sales of printers & related roducts	12,371	7,854	7,854	23,678	19,225	19,225
One time inventory costs and write-offs	--	5,522	--	--	5,522	--

Gross profit	8,143	(264)	5,258	15,309	5,449	10,971
	39.7%	(2.0%)	40.1%	39.3%	18.0%	36.3%
Research & Development expenses	2,085	1,906	1,906	4,148	3,740	3,740
Less-Grants	--	(296)	(296)	--	(598)	(598)

Research & Development expenses, net	2,085	1,610	1,610	4,148	3,142	3,142
Selling expenses, net	2,464	2,880	2,880	4,687	5,884	5,884
General and administrative expenses	2,377	1,905	1,905	4,948	4,144	4,144
One time doubtful debts expenses	--	6,694	--	--	6,694	--
Restructuring & other one time expenses	--	2,074	--	--	2,074	--

Operating Expenses	6,926	15,163	6,395	13,783	21,938	13,170

Operating income (loss)	1,217	(15,427)	(1,137)	1,526	(16,489)	(2,199)

Financial and other expenses net	(602)	(552)	(552)	(2,089)	(781)	(781)
Non Equity Financial Expenses net	(208)	--	--	--	--	--

Income (loss) before taxes on income	407	(15,979)	(1,689)	(563)	(17,270)	(2,980)

Taxes on income	(174)	8	8	(180)	(158)	(158)

Net Income/(Loss) for the period	$233	$(15,971)	$(1,681)	$(743)	$(17,428)	$(3,138)

	1.1%	(121.8%)	(12.8%)	(1.9%)	(57.7%)	(10.4%)

Profit/(Loss) per basic share	$0.01	$(0.93)	$(0.10)	$(0.03)	$(1.01)	$(0.18)

Profit/(Loss) per diluted share	$0.01	$(0.93)	$(0.10)	$(0.03)	$(1.01)	$(0.18)

Weighted average number of shares
outstanding during the period	25,383,736	17,216,071	17,216,071	21,393,471	17,185,965	17,185,965
Weighted average number of diluted
shares outstanding during the period	27,061,379	17,216,071	17,216,071	21,393,471	17,185,965	17,185,965

Non GAAP Performa results of operations excludes the following expenses:

(1) Excluding $2.1 million of restructuring expenses and $6.7 million of one time doubtful debts expenses and one time inventory write-offs of $5.5 million